#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NEWS RELEASE

NR10-14

July 20, 2010

Dorato Receives Further High-Grade Gold Results from Taricori Drilling

TAR-020 intercepts 8.9 metres grading 10.84 g/t gold (0.31 oz/t)

including 4.3 metres of 21.06 g/t gold (0.61 oz/t)

Update on Minera Afrodita’s 2010 Exploration Program

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt: D05, OTCQX: DRIFF) is pleased to announce it has received additional assay results from Minera Afrodita’s latest and ongoing drill program on the Taricori Gold Zone within the Cordillera del Condor project in northwest Peru.  Dorato has a right to acquire 100% of Minera Afrodita.  Drilling continues on site with hole TAR-028 currently in progress.

“Results for all Phase II drill holes to date show a 100% hit rate in terms of significant gold intercepts, which demonstrates the continuity potential of the gold-bearing zones being drilled.  Drill hole TAR-020 is notable as it tests the gold system at depth and adds a significant level of confidence to ongoing drilling.” stated Keith Henderson, Dorato’s President and CEO. “Even though the Taricori Zone represents only a small portion of an extensive and prospective land position, the project increasingly represents an anchor on which the project pipeline can be further developed.”

Table 1:  Taricori Drill Hole Assay Results* (holes TAR 018-020)

Drill Hole		From (m)	To (m)	Thickness (m)	Au (g/t)	Ag (g/t)	Zn (%)
TAR-018	Intersection 1	11.10	13.41	2.31m	1.10 g/t	25.51g/t	0.93%
	Intersection 2	34.50	41.62	7.12m	2.90 g/t	33.46 g/t	0.74%
	including	37.50	40.82	3.32m	5.68 g/t	54.68 g/t	1.21%
	including	39.46	40.82	1.36m	12.67 g/t	74.06 g/t	2.50%
	Intersection 3	93.20	96.40	3.20m	3.01 g/t	51.04 g/t	2.59%
TAR-019	Intersection 1	30.52	41.37	10.85m	0.50 g/t	13.54 g/t	0.58%
	Intersection 2	61.00	63.00	2.00m	0.88 g/t	10.08 g/t	0.31%
	Intersection 3	76.60	78.27	1.67m	7.82 g/t	131.41 g/t	9.99%
TAR-020	Intersection1	100.95	109.88	8.93m	10.84 g/t	49.21 g/t	3.23%
	including	101.47	106.80	5.33m	17.33 g/t	66.39 g/t	4.74%
	including	101.79	106.10	4.31m	21.06 g/t	70.93	5.03%

*using a cut-off of 0.25 g/t gold and allowing up to 4m of dilution

Taricori Drill Program

The Taricori drilling is focused on defining the dimensions of the gold mineralizing system.  The locations of drill holes completed to date are included on Figure 1, together with drill hole dip in parenthesis.  Minera Afrodita’s geologists are in the process of updating the geological model for Taricori – maps and sections will be uploaded to the Dorato website in due course.

Platform 4 was constructed at an elevation 10 metres vertically below Platform 3, and was designed to test the existence of mineralization at greater depth – for example, intersections in drill hole TAR-020 are approximately 75 metres below those in drill holeTAR-015.  Drill hole TAR-020 returned highly positive results, intersecting 8.93 metres grading 10.84 g/t gold and 49.21 g/t silver.  The system has now been tested along 250 metres of strike length and 100 metres of vertical extent.  Data received from Minera Afrodita is now being forwarded to SRK Consulting, who is being retained to finalize geological models and begin the process of resource estimation.  Drilling in progress is testing mineralization up to 150 metres to the east, aiming to extend the strike length to greater than 400 metres.  As the gold-mineralized system becomes better interpreted and ideas/models are generated, the drilling will begin to test potential extensions towards the east.

N
02 (-50)
05 (-50)
26 (-50)
17 (-60)
15 (-42)
21 (-58)
16 (-45)
14 (-50)
09 (-50)
01 (-70)
19 (-65)
18 (-50)
20 (-50)
23 (-50)
13 (-60)
07 (-70)
11 (-70)
03 (-60)
06 (-65)
08 (-85)
12 (-85)
22 (-85)
25 (-60)
10 (-57)
24 (-50)
04 (-50)
50 m
LITHOLOGY LEGEND
Volcanic Rocks
Lapilli Tuff, Volcanic Sediments
Volcanic Rocks
Dacites, Rhyolites, Volcaniclastics
Sediments
Quartzite, Mudstone to Conglomerate
Intrusive Rocks

Figure 1: Location of drill holes and interpreted geology map.

Project Pipeline

The Cordillera Del Condor has been proven to host multiple, world-class gold and copper-gold deposits in the Ecuadorian portion thanks to modern exploration over the past several years.  The ground in the Peruvian territory, by analogy, has the potential to host multiple deposits and Minera Afrodita’s program is designed to test multiple targets.  The development of a healthy project pipeline is an essential ingredient in testing its ultimate potential.

The Lucero Project is located approximately 5km southeast of the current Taricori drilling zone and drill testing of this target is planned for 2010, contingent on receipt of drill permits. Lucero is interpreted to be an intrusion-related gold-mineralized system.  The gold mineralization was initially discovered following airborne geophysical surveys, which included magnetic and electromagnetic data collection.  This data in conjunction with geochemical prospecting allowed geologists to quickly define an area of surface gold mineralization in excess of 1.0 km by 0.8 km.

Results of surface prospecting at Lucero have previously been released (news release NR09-13) and additional results from the 2010 program should be available in the coming weeks.  Environmental baseline studies for a drill permit application have been prepared and will be submitted on completion of community information workshops.  Drilling is expected to be completed in 2010.

Mapping and drill target definition on the approximately 29km2 Cobrecon copper-gold porphyry target is also in progress.

Geophysical Surveying

Additional airborne geophysics is planned as part of a larger program to screen the approximately 900-square-kilometres of prospective terrain that as yet remains completely unexplored.  Geophysical methods allow rapid screening of large tract of land with zero environmental impact – the surveys will help identify areas of mineralization remotely, where ground prospecting has not yet been completed.

The method was previously used in the area and led directly to the discovery of mineralization at Lucero in the form of strong, coincident magnetic and electromagnetic anomalies.  The surveying planned for 2010 will include radiometrics in additional to magnetic and electromagnetic instruments – this addition should help identify potassic alteration associated with potential porphyry mineralization.  Results of the geophysical survey will be released on completion, after which ground truthing of priority anomalies will be completed by experienced geologists.

Figure 2.  Land position of 1,050 square kilometres on which Dorato can earn 100% interest

Cordillera Del Condor Background

The Cordillera Del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border historical small-scale but high-grade gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements, including two agreements signed in recent weeks, now has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera Del Condor and a highly strategic position in this emergent gold district (Figure 2, above).  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.